FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Koatsu Gas Kogyo Co., Ltd. Uses Magic’s Technology to Rapidly Complete Low-cost, High-quality Development and Deployment of Rich Internet Applications

PRESS RELEASE

Koatsu Gas Kogyo Co., Ltd. Uses Magic’s Technology to Rapidly Complete Low-cost, High-quality Development and Deployment of Rich Internet Applications

Or Yehuda, Israel, August 16, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Koatsu Gas Kogyo Co., Ltd. of Japan has successfully completed the migration of its enterprise software to RIA in just three months using Magic xpa Application Platform.

Koatsu Gas Kogyo Co., a leading manufacturer and vendor of high-pressure gases, gas equipment, chemical adhesives, paints and coatings, and electronics, placed its trust in Magic, based on years of positive experience with its technology and professional support.

Before migrating to RIA, Koatsu Gas Kogyo Co., which had 24 sites running on 30 different servers, found it very difficult to provide effective customer support or to handle technical maintenance issues. The company also was unable to access real-time data for a range of business processes.

Magic’s future-proof technology made the migration process fast, smooth, and cost-efficient. Moreover, Magic’s versatile application platform also enabled Koatsu Gas Kogyo Co. to continue to leverage its existing knowledge and assets amassed over many years.

Commenting on the project, Tadashi Takemura, Senior General Manager of Information Systems Department of Koatsu Gas Kogyo Co., said: “We knew we could rely on Magic’s technology to give us the solution we needed, with the added benefits of speed, simplicity, and low cost. The migration to RIA has helped us to significantly raise productivity, improve efficiency, and increase customer satisfaction. We look forward to continuing our collaboration with Magic in the future as we seek to further enhance our business software by adopting mobile and cloud-based deployment models.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About Koatsu Gas Kogyo Co., Ltd.

Koatsu Gas Kogyo Co., Ltd. is a leading manufacturer and vendor of high-pressure gases, gas equipment, chemical adhesives, paints and coatings, and electronics. Founded in 1958, the company has its headquarters in Osaka, Japan, with its industrial plants, laboratories, and offices dispersed throughout Japan.

For more information, visit www.koatsugas.co.jp.

Except for any historical information contained herein, the matters discussed in this press release include forward-looking statements that might involve a number of risks and uncertainties. Actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Tania Amar, VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Koatsu Gas Kogyo Co., Ltd. Uses Magic’s Technology to Rapidly Complete Low-cost, High-quality Development and Deployment of Rich Internet Applications

Exhibit 10.1